LEGG MASON ETF INVESTMENT TRUST

620 Eighth Avenue, 47th Floor

New York, New York 10018

September 16, 2021

Filed Via EDGAR (CIK 0001645194)

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Legg Mason ETF Investment Trust (“Registrant”)

File Nos. 333-206784 and 811-23096

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933 to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 60 (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed under EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:31:13 p.m. on October 4, 2018 (Accession No. 0001193125-18-293316). The automatic effectiveness of the Amendment has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, as listed below (“Delaying Amendments”):

Post-Effective Amendment	Filing Date	Accession Number
No. 66	November 30, 2018	0001193125-18-338890
No. 68	December 28, 2018	0001193125-18-360380
No. 72	January 25, 2019	0001193125-19-016593
No. 76	February 21, 2019	0001193125-19-046490
No. 80	March 22, 2019	0001193125-19-083265
No. 82	April 4, 2019	0001193125-19-097505
No. 84	April 17, 2019	0001193125-19-108622
No. 87	May 16, 2019	0001193125-19-148989
No. 88	May 23, 2019	0001193125-19-154867
No. 89	June 7, 2019	0001193125-19-167416
No. 90	June 20, 2019	0001193125-19-177470
No. 91	July 19, 2019	0001193125-19-197562
No. 92	August 16, 2019	0001193125-19-223098
No. 93	September 13, 2019	0001193125-19-244489
No. 94	October 11, 2019	0001193125-19-266465

No. 95	November 8, 2019	0001193125-19-287915
No. 97	December 6, 2019	0001193125-19-307928
No. 99	January 3, 2020	0001193125-20-001106
No. 101	January 31, 2020	0001193125-20-020683
No. 104	February 28, 2020	0001193125-20-055772
No. 107	March 27, 2020	0001193125-20-088572
No. 110	April 24, 2020	0001683863-20-005338
No. 112	May 22, 2020	0001683863-20-009970
No. 113	June 19, 2020	0001193125-20-173611
No. 114	July 17, 2020	0001193125-20-194455
No. 115	August 14, 2020	0001193125-20-219917
No. 116	September 11, 2020	0001193125-20-243801
No. 117	October 9, 2020	0001193125-20-266856
No. 118	November 6, 2020	0001193125-20-287597
No. 120	December 4, 2020	0001193125-20-310135
No. 121	December 31, 2020	0001193125-20-330408
No. 123	January 29, 2021	0001193125-21-022064
No. 125	February 26, 2021	0001193125-21-059094
No. 127	March 26, 2021	0001193125-21-095763
No. 129	April 23, 2021	0001193125-21-128596
No. 130	May 21, 2021	0001193125-21-168931
No. 131	June 21, 2021	0001193125-21-194407
No. 132	July 20, 2021	0001193125-21-219717
No. 133	August 18, 2021	0001193125-21-250077

The Amendment was filed in anticipation of the launch of a new series of the Registrant, BrandywineGLOBAL – Global Total Return ETF (the “Fund”), and the Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment. However, at the present time, the Registrant does not intend to launch the Fund and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001193125-18-293316) filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this request, please call J. Stephen Feinour, Jr. at (215) 564-8521.

Very truly yours,

Legg Mason ETF Investment Trust

/s/ Harris Goldblat

Harris Goldblat

Vice President and Assistant Secretary